CAZOO GROUP LTD
41 CHALTON STREET
LONDON, NW1 1JD
UNITED KINGDOM

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on June 28, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/CZOO2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on June 28, 2022. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D88260-P77260 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**CAZOO GROUP LTD**

**The Board of Directors recommends you vote FOR the following:**

| | For All | Withhold All | For All Except |
|---|---|---|---|
| 2. As an ordinary resolution to elect for a term of approximately three years as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified. | ☐ | ☐ | ☐ |

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

______________________________

**Nominees:**

01) Alex Chesterman
02) David Hobbs
03) Moni Mannings

**The Board of Directors recommends you vote FOR proposals 1 and 3.**

| | For | Against | Abstain |
|---|---|---|---|
| 1. To resolve as an ordinary resolution that the authorised share capital of the Company be increased: FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each. | ☐ | ☐ | ☐ |
| 3. As an ordinary resolution to approve the re-appointment of Ernst & Young LLP, as the Company's independent registered auditors for the year ending December 31, 2022 and until the Company's 2023 annual general meeting of shareholders, and to authorise the Board to fix such auditor's annual compensation. | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

D88261-P77260

# CAZOO GROUP LTD
## Annual Meeting of Shareholders
## June 29, 2022 9:00 AM ET
## This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Ned Staple and Stephen Morana, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A ordinary shares of CAZOO GROUP LTD that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 AM, ET on June 29, 2022, at the Annual Meeting, and any adjournment or postponement thereof.

**This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.**

**Continued and to be signed on reverse side**